April 11, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Symbion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 28, 2005
File Number 000-50574
Dear Mr. Rosenberg:
     On behalf of Symbion, Inc. (the “Company” or “Symbion”), attached as Schedule I is the Company’s amended response to comment number two of the staff’s letter, dated March 1, 2006. The Company’s response has been amended in accordance with the telephone discussion between Teresa Sparks, the Company’s Vice President of Finance, and Keira Ino on Friday, April 7, 2006.
     In connection with responding to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (615) 234-5901 or Teresa Sparks at (615) 234-5916 if you have any questions regarding the Company’s response.

Very truly yours,
/s/ Richard E. Francis, Jr.
Chairman and Chief Executive Officer

cc:	Kenneth C. Mitchell
J. Reginald Hill
James H. Nixon III

SCHEDULE I
Symbion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-50574
Item 7. Management’s Discussion and Analysis of Financial Condition and . . ., page 28
Critical Accounting Policies, page 30
Allowance for Contractual Adjustments and Doubtful Accounts, page 31
2.	Regarding your response to part c. of prior comment two, please confirm that you will provide, to the extent you are able, an aging of accounts receivable, in a comparative tabular format, that is based on management’s own reporting criteria or some other reasonable presentation. In addition, please provide us disclosures that you propose to include in your future filings to indicate consistent with your response that you do not consolidate the aging schedules of your facilities by payor, whether you are able to do so, and the reasons why you do not.
Response:
Page 49 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) includes an accounts receivable aging, net of contractual adjustments but before our allowance for doubtful accounts, for consolidated surgery centers as of December 31, 2005 in comparative tabular format. In addition, we disclose on page 48 of the 2005 Form 10-K that “[a]t a consolidated level, we do not review a consolidated aging by payor.”
     We propose to include the following disclosure in future filings to address the issues raised by the staff: “At a consolidated level, we do not prepare a consolidated aging by payor, as management does not consider it to be an effective tool. However, this information is considered to be an effective tool at the surgery center level. Each of our surgery centers produces an aging schedule in 30-day increments by payor, physician and patient. Each surgery center is responsible for analyzing accounts receivable to ensure the proper collection and aged category. At a consolidated level, we review the standard aging schedule, by facility, to determine the appropriate provision for doubtful accounts by monitoring changes in our consolidated accounts receivable by aged schedule, day’s sales outstanding and bad debt expense as a percentage of revenue.”